Sappi Limited

Corporate Accounting (Reg. no 1936/008963/06) PO Box 31560 2017 Braamfontein South Africa Tel + 27 (0)11 407 8111 Fax +27 (0)11 403 8854

Mr. Craig Wilson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

29 October 2007

Form 20-F, for the fiscal year ended October 1, 2006, Filed December 15, 2006
Form 6-K, filed August 8, 2006
File No. 1-14872
Response to the Securities and Exchange Commission letter dated September 27, 2007

Dear Mr. Wilson:

We, Sappi Limited, a company incorporated under the laws of the Republic of South Africa (the “Company”), have set forth below the Company’s responses to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated September 27, 2007, with respect to the Company’s Form 20-F for the fiscal year ended October 1, 2006 and the Company’s Form 6-K, filed August 8, 2006.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the SEC staff comment letter.  We wish to take this opportunity to thank you for these very helpful comments.  We are always trying to improve our disclosure and your comments have identified a number of areas in which we can provide clearer disclosure.

Because our fiscal year ended in September 2007, we are in a process of preparing our annual report and Form 20F for distribution in early December. We would like to resolve all comments in time to incorporate any disclosure improvements in these documents. Toward that end we would greatly appreciate your cooperation in expediting completion of the comment process.

Directors: E van As (Chairman), R J Boëttger (Chief Executive Officer), D C Brink, Prof M Feldberg (USA), J E Healey (USA), Dr D Konar,
H C Mamsch (Germany), Mr J D McKenzie, Mrs K R Osar (USA), Mrs B Radebe, Sir A N R Rudd (UK), Dr F A Sonn, M R Thompson
Secretaries: Sappi Management Services (Pty) Ltd (Reg. No. 1989/001134/07)

Comment No. 1

SEC Staff Comments

Form 20-F for the Fiscal Year ended October 1, 2006

Item 3A - Key Information – Selected Financial Data, page 1

1.
We note from your disclosures in footnote 2 to your Selected Financial Data and from Note 35 to your financial statements that you adopted SFAS 123R at the beginning of fiscal year 2006 using the modified retrospective method. As this modified retrospective method effectively restates your previously reported US GAAP financial statements back to fiscal year 2000, please tell us what consideration you gave to restating the US GAAP income statement and balance sheet data for all years presented here to show the effects of the fair value method under SFAS 123R.

Company’s Response to Comment 1

In the application of the modified retrospective method we only adjusted the 2006 and 2005 figures because of the transition to IFRS.  We will restate our historical US GAAP Selected Financial Data for 2003 and 2004 in our 2007 Form 20-F filing, which will be issued in December 2007.

The impact on US GAAP net profit is as follows:

	2004	2003	2002

Net profit - previously reported	46	148	237

Net profit - restated	41	142	232

The US GAAP earnings per share and US GAAP EBITDA for these years will also be restated.

There is no impact on the historical US GAAP shareholders equity as the expenses are recognised in the income statement (ultimately equity) with the corresponding credit being recognised in equity.  Therefore the net equity impact is zero.

Comment No. 2

SEC Staff Comments

2.
Please refer to your reconciliation of EBITDA to net loss or profit on page 3. We note that the amounts of depreciation and amortization and net finance costs differ under IFRS and US GAAP. Please tell us where these differences are presented in your tabular reconciliation of net loss to US GAAP within Note 35 to your financial statements. In this regard, based on your narrative explanation of the reconciling items in Note 35, it is unclear to us which reconciling items increase or decrease your depreciation and amortization or net finance costs. Also tell us what consideration you gave to expanding your description of the reconciling items in Note 35 to clarify this matter to your readers.

Company’s Response to Comment 2

The differences between depreciation and amortisation under IFRS and US GAAP described in Note 35 are found in (b) business combinations; (c) pre-commissioning expenses capitalised on capital projects and (e) sale and leaseback transactions.

The differences between net finance costs under IFRS and US GAAP described in Note 35 are found in (g) plantations; (m) derecognition of financial assets and (k) fair value hedge accounting.

The higher depreciation charge under IFRS is due to the following factors:

•	In the accounting for business combinations, the history of the applicable frameworks in accordance with which we have reported, are set out below:-

o
SA GAAP initially did not include a statement on business combinations; therefore SA GAAP did not prescribe a method for accounting for the fair value of assets, treatment of goodwill or purchase consideration on acquisition date. This resulted in amounts in excess of the carrying value of assets at acquisition date being capitalized to the cost of the assets, and not goodwill.

o
The standard setter then issued a South African statement of GAAP that required all assets and liabilities to be fair valued on acquisition date. The excess of the consideration paid over the fair value of the assets and liabilities was required to be recognized as goodwill. This goodwill was then required to be amortized through the income statement over its expected useful life.

o
We then transitioned from SA GAAP to IFRS effective for our first year ending September 30, 2006 with the comparative for 2005 requiring to be restated. Our effective date of IFRS adoption was October 1, 2004.  In terms of IFRS 3, which prescribes accounting treatment relating to business combinations, goodwill was no longer required to be amortized through the income statement. The transitional provisions of IFRS 3 did not permit goodwill that had previously been amortized to be re-instated. The carrying value of goodwill at the time of transition to IFRS 3 was however subject to an annual impairment review thereafter.

o
It is as a result of the above history of SA GAAP and the subsequent transition from SA GAAP to IFRS that depreciation under IFRS is higher when compared to that recognized for US GAAP. Property, plant and equipment under IFRS include the amounts that were capitalized to the cost of the assets when SA GAAP did not prescribe a method of accounting for the fair value of assets, treatment of goodwill or purchase consideration on acquisition date. This capitalization was not done under US GAAP.

•
Pre-commissioning expenses (c) previously capitalised to the cost of an item under property, plant and equipment for IFRS were expensed to align the IFRS accounting with US GAAP.  This resulted in a higher depreciation charge under IFRS than for US GAAP.

•
Sale and leaseback (e) resulted in lower depreciation under IFRS than for US GAAP. This is due to the profit on the sale and finance leaseback transaction under US GAAP being capitalised to the asset and being recorded in deferred income. Both the profit capitalised to the asset and the deferred income are written off to the income statement over the lease term of the asset.

The higher net finance cost under IFRS is due to the following factors:

•
Under IFRS, finance charges incurred in relation to plantations are not capitalised to plantations because plantations are recognised at fair value. Under US GAAP finance charges are capitalised to plantations

•
The derecognition of financial assets (receivables) (m) has resulted in a lower net finance cost under US GAAP than for IFRS.  This is because financial assets which have been recorded on the balance sheet under IFRS with the related financing charge recorded in finance costs in the income statement are required to be recognised off balance sheet under US GAAP with the related financing charge recorded in selling, general and administration costs in the income statement. The derecognition of financial assets (receivables) is further discussed in our response to comment 13.

•
Fair value hedge accounting (k) has resulted in a lower net finance cost under IFRS than for US GAAP due to the ability under IFRS to hedge only a part of the term of a hedged item, which is rare under US GAAP.

We will provide more detailed explanations of specific reconciling items in future filings to further clarify this for our readers.

Comment No. 3

SEC Staff Comments

Item 5-Operating and Financial Review and Prospects
Contractual Obligation, page 72

3.
Your presentation of long-term debt does not appear to include the related contractual obligation for interest payments. Tell us what consideration you gave to disclosing your obligation for this interest, either within your contractual obligation table or in the narrative discussion immediately below this table. As certain of your interest obligations are variable, you should also disclose the assumptions used to calculate your interest obligations, such as use of the interest rate in effect at the latest year end. Refer to footnote 46 to Release 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Company’s Response to Comment 3

Footnote 46 to Release 33-8350 states “… that cash requirements for items such as interest … may not be included in the tabular disclosure, but should be discussed if material.”  Interest was therefore not included in the tabular disclosure.

The disclosure of interest commitments is cross referenced, in footnote 1 on page 72, to note 21 on pages F-63 to F-69.  Note 21 provides extensive details on interest.  In note 21 the specific debt where fixed rate interest has been swapped into variable rate interest has been indicated per major debt instrument.  In the financial instrument note 31 on pages F91 to F94 further extensive disclosures are made relating to interest.

We believe that providing the cross reference to note 21 in the footnotes to the tabular disclosure was sufficient to comply with the Release 33-8350 requirements.

Notwithstanding the requirements of Release 33-8350, in future filings we will provide the details of our contractual obligation for interest payments in the contractual obligation table.

Comment No. 4

SEC Staff Comments

4.	Please tell us what consideration you gave to including your contracted capital commitments in your contractual obligations table. We note your disclosure in Note 26 to your financial statements.

Company’s Response to Comment 4

Having reviewed the contractual obligations table again, we note your comments and undertake to prospectively include the “contracted but not provided for” commitments in note 26 in the contractual obligations table in Item 5.

Comment No. 5

SEC Staff Comments

Critical Accounting Policies and Estimates - Plantations, page 78

5.
We read that the fair value of immature timber is the discounted value of the expected delivered market price for estimated timber volumes less cost of delivery and estimated maintenance costs up to when the timber becomes useable by your mills. Please tell us, and consider disclosing, more information about these assumptions. Specifically, how do you determine the expected delivered market price for timber? Is it the current market price, or do you make adjustments to the current price such as expected increases? If you make adjustments, what is your basis for those adjustments? Similarly, how do you determine the future cost of delivery and future maintenance costs? We believe this additional information would provide useful insight to your readers surrounding the variability of your estimates.

Company’s Response to Comment 5

a.	Assumptions regarding immature timber

The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus. In the southern African region softwood less than eight years and hardwood less than five years is classified as immature timber as per Note 2.2.14 on page F-24.

Paragraph 20 of IAS 41 (Agriculture) requires that where biological assets in their current condition do not have an attributable market price, the present value of the net cash flows be applied to these assets.  The value of immature timber is calculated as the present value of future revenues from the timber less the present value of future costs to maintain the plantations and deliver the timber to the mills. The volume used is the expected volume of the immature timber at maturity. An estimation of the average current delivery and maintenance costs is necessary given the expansive area over which the plantation activities are conducted.

We believe the quoted accounting policy adequately describes the method used in determining the quoted carrying value on a cost per tonne basis.  However we will disclose more information about these assumptions in future filings.

b.	Determination of expected delivered market price

We will also tie together disclosure elsewhere in the Form 20F and note that, given the cyclical nature of the industry, market prices may be significantly different by the time the trees are harvested. Thus the current actual market prices are inherently different from the expected delivered market price for timber.

The market price applied is the current ruling market price for the equivalent tree specie, based on its estimated volume measurement at the reporting date.  No adjustments are made, either for future price increases, or for future cost impacts, since fair value as defined in IAS 41 implies referral to a market price at a point in time, given that the definition refers to exchange between willing parties (in an arm’s length transaction).

We will prospectively enhance our disclosures to describe that the fair value is based on unadjusted current market prices.

Comment No. 6

SEC Staff Comments

Item I5A - Disclosure Controls and Procedures, page 126

6.
We read that your Chief Executive Officer and your Chief Financial Officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Please confirm to us, and disclose in future filings, that this information is also accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to the definition of disclosure controls and procedures in Rule 13(a)-l5 (e) of the Exchange Act. Alternatively, your officers may conclude in future filings that the Group’s disclosure controls and procedures are “effective” or “ineffective” without defining disclosure controls and procedures.

Company’s Response to Comment 6

We acknowledge that, pursuant to Rule 13(a)-15(e), disclosure controls and procedures are stated to “include, without limitation,” procedures designed to ensure that information is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding disclosure.  We interpret this to mean that such accumulation and communication procedures are a necessary subset of disclosure controls.  We further understand Item 15 of Form 20-F to require a statement as to the effectiveness of disclosure controls and procedures, taken as a whole, but not separate statements as to the effectiveness of any particular control, procedure or subset of controls and procedures.

Accordingly, we respectfully maintain that the wording of our disclosure under Item 15 satisfies the requirements of Item 15 because it addresses the effectiveness of disclosure controls and procedures as broadly defined in the first sentence of Rule 13(a)-15(e).  This is consistent with the Item 15 disclosure that we and many other issuers have been providing since Item 15 was adopted.

Comment No. 7

SEC Staff Comments

Item 18 - Financial Statements

Group Cash Flow Statement, page F-5

7.
We note that your cash utilized in investing activities includes a line item titled “Increase in post-employment benefits.” Please explain to us what this line item represents, and tell us how you determined it was appropriate under lAS 7 to classify this item as an investing activity. Also tell us what consideration you gave to whether these payments are effectively cash payments made to and on behalf of your employees as contemplated by paragraph 14(d) of lAS 7.

Company’s Response to Comment 7

The line item “Increase in post-employment benefits” in the group cash flow statement represents the company contributions made in respect of the group’s funded defined benefit plans.

In classifying these amounts as an investing activity, the Company considered the following factors:

•
The Company is aware that for the purposes of US GAAP and the application of SFAS 95, the SEC staff takes the view in its March 4, 2005, revision of Current Accounting and Disclosure Issues in the Division of Corporation Finance, that such cash flows should be classified as an operating cash flow because they are thought to relate to employee compensation.

•
However, the Company is not aware of any authoritative guidance in relation to the treatment of such payments under IAS 7. The payments are not made to employees and are not made on behalf of employees, as envisaged in paragraph 14(d) of IAS 7.

•
At this stage in its funding of the defined benefit arrangements, the payments are made to fund investments by the plans mainly in bonds and equities the return on which is used to fund the group’s obligations under the defined benefit plans.

The Company therefore believes that at present it is appropriate to reflect the outflow as an investing activity.

Comment No. 8

SEC Staff Comments

8.
Please explain to us how cash changes in your derivative financial instruments are classified on your cash flow statement and how you determined such classification was appropriate under lAS 7. Your response should refer to your derivative disclosures in Note 31 and clarify which derivatives had cash changes. Refer to the last sentence of paragraph 16 of IAS 7.

Company’s Response to Comment 8

All derivative financial instruments reported in the group balance sheet under current and non-current assets and liabilities respectively (see F-4) as per 30 September 2006, for which detailed disclosures have been supplied under note 31.2/3/4 (F-91 to F-94), relate to non-matured derivative instruments which represent the unrealized fair value adjustments as at the balance sheet date. All derivative financial instruments are taken out as a hedge of an identifiable position (paragraph 16 of IAS 7). Consequently, the cash flows of the derivative financial instruments follow the cash flow of the position being hedged. Only the current asset derivatives and the current liability derivatives (foreign currency forward exchange contracts and interest rate currency swaps) had cash flows during the year under review upon the realization of certain cash flows included in the underlying hedged position. These realized cash flows have been classified under operating activities on the cash flow statement. No cash flows were recorded through investing activities or financing activities.

Comment No. 9

SEC Staff Comments

Note 2.2.14 – Plantations, page F-24

9.	We note your disclosures here and in Note 11 and have the following comments:

•
Please tell us what consideration you gave to separately quantifying immature timber and mature timber, as we believe this would assist your readers in assessing the variability of this asset amount. Refer to paragraph 43 of lAS 41.

•
Please tell us where you have disclosed the information indicated in paragraph 46(b) (ii) of lAS 41. Based on your disclosures in Note 11, we assume you might present this information in terms of hectares or in terms of tons of timber.

•
Please tell us, and tell us what consideration you gave to disclosing, your accounting policy for carrying and reforestation costs such as interest, taxes, site preparation, planting, fertilization, herbicide application and thinning. In this regard, we read in Note 4.1 that cost of sales includes silviculture costs, but it is unclear to us what costs are captured as silviculture costs and how they are expensed.

•
We read at the bottom of page F-24 that at the time a tree is felled, it is taken out of plantations and accounted for under inventory. Please confirm to us, if true, that this statement indicates that fellings are reclassified from plantations to inventory on your balance sheet. If our understanding of your disclosure is correct, please explain to us when and how these fellings are recorded in cost of sales. In this regard, based on your disclosures in Note 4.1 and Note 11, it appears that when fellings are taken out of your plantations asset they are charged to cost of sales as part of the line item “Fair value adjustment on plantations” seen in Note 4.1. However, we read on page F-28 that when inventories are sold the carrying amount is recognized as part of cost of sales, which we assume is represented in Note 4.1 by the line item “Raw materials, energy and other direct input costs.” It is unclear to us which line item in the detail of cost of sales seen in Note 4.1 contains these fellings. Also tell us how you would consider clarifying this matter in your filing.

Company’s Response to Comment 9

a.         Quantification of immature timber

The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus. In the southern African region softwood less than eight years and hardwood less than five years is classified as immature timber as per Note 2.2.14 on page F-24.

Page 79 of the Form 20F includes the respective age threshold used for quantifying immature hardwood and softwood timber, as well as the fact that management focuses close attention to good husbandry techniques, which include ensuring that the rotation of the plantations is met with adequate planting activities for future harvesting. Notwithstanding the fact that IAS 41 paragraph 43 encourages the separate quantification of mature and immature biological assets, we believe that the disclosures already presented are adequate.

b.          Disclosure of information indicated in paragraph 46(b) (ii) of IAS 41

Page 30 describes the extent of the plantations.  Given the extent of the plantations, between 30% and 40% of the areas are measured in a three-year cycle in order to confirm the accuracy of recorded volume changes.  It is impracticable to determine with reasonable accuracy agricultural output as contemplated by IAS 41 for plantations.  IAS 41 is more suited to conventional annual or bi-annual crops, whereas plantations in southern Africa grow over a period of 8 to 18 years per rotation (in the Northern Hemisphere this period is considerably longer).  Page 30 quotes an approximate quantity of 6 million tonnes per annum.  As mentioned in the response in “a” above, the plantations are managed on a rotational basis.  By implication, the respective volume increases of softwood and hardwood are, over the combined rotation period, negated by depletions for the group’s own production or sales.

We believe, the information contained on page 30, in conjunction with the section on critical accounting policies on page 79, adequately describes how the volume changes (as quantified on page F-52) and thus we respectfully believe that further disclosure of  how the volume changes is not necessary.

In future filings the relevant information on page 30 will be included within the financial (F-pages) section of Form 20F.

c.          Disclosure of accounting policy

IAS 41 requires plantations to be carried at fair value, less estimated point-of-sale costs (paragraph 12).  In basic terms, this means the determined volume multiplied by the market price at the reporting date.  Silviculture costs are those costs incurred to replenish (or establish) and maintain plantations, and include costs associated with land preparation, planting, weeding, clearing, pruning and pest control.  Silviculture costs are included within cost of sales as per Note 4.1 on page F-46.  Neither interest nor taxes are considered in the determination of plantation values and costs.  Our plantations are valued at fair value in terms of IAS 41, and not on specific actual costs.

d.          Accounting for fellings

Timber that is felled is reclassified from plantations to raw material inventory as per note 2.2.14 on the bottom of page F-24.

The relative cost of the felled timber used internally in the group’s pulp and paper operations is charged to cost of sales when it is consumed in this manufacturing process. The timber is then reclassified from raw material inventory to cost of sales as “Raw materials, energy and other direct input costs” as per note 4.1.

When felled timber is sold to an external party, it is initially reclassified from raw material inventory to finished goods inventory. The sale of the timber is recorded when the timber is received by the third party buyer and the related cost of the timber is charged to cost of sales. In this case the timber is reclassified from finished goods inventory to cost of sales as “raw materials, energy and other direct input costs” as per note 4.1. Thus, the carrying amount of the timber that is sold externally and not consumed in the manufacture of pulp and paper,  is recognised as part of cost of sales as per note 2.2.21 on page F-28.

Comment No. 10

SEC Staff Comments

Note 2.2.15 –Property, Plant and Equipment, page F-25

10.	We note your disclosures here and in Note 10 and have the following comments:

•
We read that property, plant and equipment represent both tangible items and intangible items that are integrated with tangible items.  Please explain to us the intangible items to which you are referring, and consider clarifying this matter for your readers.

•
We note that IAS 16 requires certain disclosures for each “class” of property, plant and equipment. We further note that the classes you present in your disclosure of useful lives on page F-25 differ from the classes that you present in Note 10. Given that property, plant and equipment comprises over half of your total assets, please tell us what consideration you gave to providing the information in Note 10 using the same classes as are disclosed in Note 2.2.15, as we believe this more detailed information is useful to your readers.

Company’s Response to Comment 10

a.           Intangible assets

The intangible items, to which we refer, are computer software that is specific to the machine in question and cannot be transferred from that machine to any other machine.  This computer software is therefore regarded as integral to the machine and cannot be separated out from the machine and as such is included in the cost of the machinery.

In order to clarify this for our readers, we will prospectively remove all references to tangible and intangible items from property, plant and equipment.  Set out below is the proposed revised wording:

“Property, plant and equipment represents all items integral to those assets that are held-for-use in the production or supply of goods or services.”

b.           Class of property, plant and equipment

The vehicles, furniture and equipment form an insignificant portion of total plant and equipment and are not separately disclosed in the group’s internal management reporting.  Our pulp and paper machines are the major component of the plant and equipment.

Additional classes of assets are provided in note 2.2.15, on accounting policies, as the depreciation periods are substantially different.  Meaningful disclosure on property, plant and equipment is provided in Note 10 because significant classes by value are separately disclosed.

Management does not focus on vehicles, furniture and equipment, as they are not considered material; therefore they are not disclosed separately in Note 10.

Comment No. 11

SEC Staff Comments

Note 2.2.19 - Taxation, page F-27

11.	We note your disclosures here and in Notes 6 and 12 and have the following comments:

•
Please tell us what consideration you gave to paragraph 81(d) of lAS 12. In this regard, it appears from your disclosures in Note 6 that your tax rates may have changed. Please consider clarifying this matter to your readers.

•
Please tell us what consideration you gave to paragraph 81(g)(i) of lAS 12. In this regard, your current presentation of deferred tax assets on page F-53 appears to aggregate both recognized and unrecognized amounts for each type of deferred tax asset. You present a subtotal of these aggregated recognized and unrecognized amounts, and you deduct the total amount of your unrecognized deferred tax assets to calculate the total deferred tax asset recognized on your balance sheet. It is unclear to us that this presentation discloses the amount recognized in the balance sheet for each type of deferred tax asset.

•	Please tell us what consideration you gave to paragraph 81(i) of lAS 12.

Company’s Response to Comment 11

a.           Paragraph 81(d) of IAS 12

Our effective tax rate reflects the tax benefits from reduced tax rates in the Netherlands (2006: US$1 million; 2005: US$4 million) and South Africa (2006: nil; 2005: US$9 million). The corporate tax rate in the Netherlands was reduced from 34.5% in 2004 to 31.5% in 2005 and 29.6% in 2006. The corporate tax rate in South Africa was reduced from 30% in 2004 to 29% in 2005.

We considered the rate change of US$1 million in the current year to be immaterial and therefore did not provide the additional information required by paragraph 81(d) of IAS 12.

Prospectively, we will enhance our disclosure in future filings by providing, where material, more detail of the countries in which rate changes occurred as well as the extent of such changes.

b.           Paragraph 81(g)(i) of IAS 12

We respectfully do not believe it is practical to allocate the unrecognized deferred tax assets to each type of deferred tax asset. In arriving at a consolidated deferred tax number, the net deferred tax position of each tax entity is reviewed at balance sheet date. To the extent that the net position results in an asset, the recoverability of such asset is determined. To the extent that a net deferred tax asset is not recoverable in a particular tax entity, such amount is unrecognized. We are, therefore, not in a position to be able to split each type of deferred tax asset into a recognized and unrecognized balance.

c.           Paragraph 81(i) of IAS 12

On November 9, 2006, the directors declared a dividend (number 83) of 30 US cents per share (US$68 million) to be paid to shareholders on January 8, 2007 (refer to note 8 ‘Dividends’). The estimated Secondary Tax on Companies (“STC”) charge on this dividend at a rate of 12.5% was US$9 million (refer to footnote 1 on page F-48 as well as the STC section on page 120 for an explanation of how STC operates and the applicable rates).

We believe that the disclosures in footnote 1 to note 6 ‘Tax Benefit’ on page F-48 together with note 8 ‘Dividends’ on page F-49 are sufficient to provide information on the income tax consequences of dividends declared before the financial statements were authorized for issue as required by paragraph 81(i) of IAS 12.

We propose to enhance our disclosure in future filings, by disclosing the future liability for STC arising from any dividend declaration that is made before the financial statements are authorized for issue.

Comment No. 12

SEC Staff Comments

Note 2.4 - Potential Impact of Future Changes in Accounting Policies, page F-34

12.
In your discussion of IFRIC 8 on page F-35, we read that you do not expect the adoption of this statement to have a material impact on your financial position. Please tell us if you expect this statement to have a material impact on your results, and consider clarifying this, if applicable, in future filings. Similarly, in your discussion of IFRIC 10 on page F-35, we read that you do not expect this interpretation to have a material impact on your results. Please tell us if you expect this statement to have a material impact on your financial condition, and consider clarifying this, if applicable, in future filings.

Company’s Response to Comment 12

a.           IFRIC 8, Scope of IFRS 2

We have considered the impact of IFRIC 8, Scope of IFRS 2 and have determined that it will not have an impact on the reported group results.  This is effective for fiscal 2007 and will be disclosed as having no impact on the reported results in our 2007 Form 20-F. We will clarify this in future filings.

b.           IFRIC 10

We have reviewed all our treatment of impairment losses raised during interim periods under IFRIC 10 and have not reversed any impairment losses on goodwill raised during interim periods. Therefore, we do not expect that this statement will have a material impact on the group’s financial condition and we will clarify this in future filings.

Comment No. 13

SEC Staff Comments

Note 2.5 - Adoption of IFRS During the Year, page F-36

13.
We note your discussion of the adoption of lAS 39 on page F-39, including your discussion of securitized receivables that were off-balance-sheet under SA GAAP but are recognized on your balance sheet under IFRS. We also note your discussion of securitized receivables and sales of receivables in Notes 14, 17 and 21. Please provide us with a detailed explanation of your accounting for these securitizations and sales under both IFRS and US GAAP. Your response should include an explanation of why some but not all securitizations are consolidated in your financial statements under lAS 39 and an explanation of any differences between your accounting under IFRS and US GAAP, including where such differences, if any, are presented in Note 35. Also tell us what consideration you gave to the disclosure requirements of SFAS 140.

Company’s Response to Comment 13

We have four securitization programs in the group:

a)
Three securitization programs which are reported as borrowing facilities secured by trade receivables under IFRS are considered as on-balance (refer to page F-65 under secured loans - State Street Bank).  Additional explanations of these facilities are contained in note 21 on page F-68;

b)	One securitization program covering trade receivables which is reported off-balance under IFRS (detail of this facility with Rand Merchant Bank is disclosed in note 17 on page F-60).

On-balance facilities under IFRS (a)

The underlying trade receivables are reported on-balance and the net proceeds from the securitization of these trade receivables are reported as a borrowing facility under liabilities.  Interest paid on the borrowing facility is reported in the income statement under finance costs.

When we switched from SA GAAP to IFRS a reversal of the accrual for the discount value relating to these facilities was carried out.  When treated as off-balance sheet, we had to provide for the full discount value (interest paid in arrears plus the future discount provision).

However under US GAAP these securitization facilities are considered as off-balance sheet transactions and only the continued involvement remains on the balance sheet.

Therefore a US GAAP adjustment was required (refer to reconciling item “m” in note 35 on  F-109).  This represents the provision of the full discount value which was reversed under IFRS as described above.

Although the assets are legally transferred to State Street Bank, Sappi still assumes the credit risk, the foreign exchange and interest rate risks.  Under IFRS it must be reported on-balance as Sappi still assumes the major part of the risks and rewards.

Under US GAAP as the full legal ownership rights have been transferred to State Street Bank and as the receivables are isolated from the seller, even in the case of bankruptcy, it is appropriate to derecognize the sold receivables.

The accounting guidance upon which we relied is:

•	IFRS

Paragraphs: 18, 20-23, 30 of IAS 39 (revised 2003)

Implementation guidance: AG36, AG39, AG40, AG42, AG43, AG44.

•	US GAAP

FAS 94;  EITF Topic D-14;  FIN 46 (R);  SFAS 125/140

Off-balance facility under IFRS (b)

The facility with Rand Merchant Bank is reported under IFRS as off-balance sheet because the trade receivables are legally transferred and Sappi does not assume the risks and rewards of the securitized trade receivables.  Only the remaining continued involvement is reported on-balance sheet.  The discount paid upfront is reported under sundry expenses.

For this facility there is no difference in accounting treatment between IFRS and US GAAP.

We do not believe the additional disclosure requirements as required in terms of SFAS 140 would be material and have therefore not disclosed them.

Comment No. 14

SEC Staff Comments

14.
We note your presentation of the effect of IFRS adoption on your balance sheet on page F-42. Please explain to us why the balances for goodwill and intangible assets and other non-current assets as presented here for September 2005 under previous SA GAAP differ from the balances for these accounts as published in your 2005 Form  20-F. Also, explain to us why the balances for foreign currency translation reserve and retained earnings as presented here for September 2005 under IFRS differ from the balances for these accounts on the face of your balance sheet on page F-4.

Company’s Response to Comment 14

The difference between the goodwill and intangible assets and other non-current assets per the 2005 Form 20-F and the 2005 figures as presented under previous SA GAAP in the 2006 Form 20-F on page F-42 is due to a non-material reclassification of license fees of US$2m which was disclosed under other non-current assets in 2005. These were reallocated to goodwill and intangible assets in the 2006 Form 20-F for the 2005 figures as presented under previous SA GAAP.

The foreign currency translation reserve “FCTR” and retained earnings as presented on page F-4 are correct. There was a clerical error on page F-42 as the FCTR and retained earnings should have taken into account an adjustment between reserves of US$54 million which reduced the reserve to zero upon adoption of IFRS, as explained in the footnote at the bottom on page F-62.

Comment No. 15

SEC Staff Comments

Note 3 - Segment Information, page F-44

15.
We note that your measure of segmental result is operating profit or loss. Since it appears that you can calculate gross profit for each of your business segments, please tell us what consideration you gave to disclosing gross profit or gross margin on sales in this footnote and analyzing changes in gross margin on sales as part of your MD&A analysis of results of operations. In this regard, we note that you analyze consolidated cost of sales in MD&A, but we believe that analyzing your gross margin on sales on a segmental basis would better allow your readers to view the company through the eyes of management. Please refer to our Release 33-8350 and to Section 2B of our Outline of International Reporting and Disclosure Issues, both of which are available on our website at www.sec.gov. Also refer to paragraphs 53 and 54 of lAS 14.

Company’s Response to Comment 15

Paragraphs 53 and 54 of IAS 14 encourage companies to disclose some other measure of segment profitability, in addition to segment result.  Management does not focus on the gross profit line internally within the group, but rather focuses on operating income which has been disclosed in the segment information under “segment result” which has been footnoted as operating profit.  As the disclosure of gross profit for each of the business segments is not a disclosure requirement and gross profit is not a key metric of profitability used by management, we do not believe it is necessary or useful to include the information in Note 3 – Segment Information.

On pages 56 to 61 (part of Item 5, analysis of results of operations), sales and operating expenses are analyzed on a consolidated and business segment basis. We believe that this analysis is sufficient to promote understanding of the changes in gross margin on sales on a segmental basis. In our opinion this analysis satisfies the principal objectives of MD&A as set out in Release 33-8350 and Section 2B of the Outline of International Reporting and Disclosure Issues.

Comment No. 16

SEC Staff Comments

Note 7 - Earnings per Share, page F~49

16.
We read that EPS is based on your profit or loss for the year divided by the weighted average number of shares in issue during the year. Please confirm to us that your weighted average number of shares in issue has the same meaning as your weighted average number of shares outstanding as calculated under lAS 33, or explain this matter to us in more detail. In this regard, based on your disclosure in Note 18 that treasury stock is considered to be part of your issued stock, we assume that the number of shares issued and the number of shares considered outstanding for purposes of IAS 33 would differ.

Company’s Response to Comment 16

We confirm that the EPS is based on the weighted average number of shares in issue and has the same meaning as weighted average shares outstanding as defined by IAS 33. We confirm  that the number of shares in issue has been reduced by the treasury shares in the determination of the number of shares outstanding and therefore the two would not differ.

Comment No. 17

SEC Staff Comments

17.
We note your discussion of certain share options granted that were not included in your calculation of diluted EPS because such options were anti-dilutive for the periods presented. Please tell us what consideration you gave to quantifying the underlying number of shares represented by these anti-dilutive options, either here or in Note 35. Refer to paragraph 70(c) of IAS 33 and paragraph 40(c) of SFAS 128.

Company’s Response to Comment 17

We take note of the Staff comments on diluted EPS. We will correct the disclosure of the number of shares represented by anti-dilutive options not included in the calculation of EPS in all future filings.

Comment No. 18

SEC Staff Comments

18.
Please explain to us how you determined that certain share options and performance shares under the Sappi Limited Share Trust were dilutive in 2006 and should be included in your tabular calculation of diluted EPS. In this regard, we note that you incurred a net loss for the period.

Company’s Response to Comment 18

We take note of the Staff comments on diluted EPS.  Due to the losses incurred over the past two years all share options are anti-dilutive.  There should have been no dilutive share options in fiscal 2006.  The basic EPS and diluted EPS, however, remain the same as the number of anti-dilutive shares disclosed was 1.7 million and impacted the Loss per Share by zero cents.

We will correct the disclosure of diluted shares in all future filings.

Comment No. 19

SEC Staff Comments

Note 11 — Plantations, page F-52

19.
We note your reference at the top of page F-53 to land that you own and land that you directly and indirectly manage. Please explain to us in more detail what you mean by “directly and indirectly manage.” For example, if you are referring to plantations that you lease, or to cutting rights that you obtained, you should clarify this. Also explain to us how you account for this directly and indirectly managed land under both IFRS and US GAAP, whether you have any asset retirement obligations related to this managed land, and what consideration you gave to clarifying these matters in your footnotes.

Company’s Response to Comment 19

a.           Management of plantations

“Directly manage” relates to plantations in southern Africa established on land that the company either owns or leases from a third party.

“Indirectly manage” relates to plantations in southern Africa established on land held by independent commercial farmers, where the company provides technical assistance in the form of advice on the growing and tendering of trees.

b.           Accounting for land and leases

Land that is owned is recorded at cost on the balance sheet, per the accounting policy on property, plant and equipment quoted on page F-25. Page F-24 states that land is not depreciated.  The cost of land that is leased for the purposes of plantations is included in operating profit (loss) as operating leases, with the respective lease commitments included on page F-75 (note 26), since the risk of the land remains with the lessor (consistent with the quoted accounting policy on leases on page F-21). The costs associated with the provision of technical assistance are recorded as silvicuture costs and disclosed in “cost of sales” as per note 4.1 on page F-46.  The accounting treatment described above is identical under both IFRS and US GAAP.

There are no asset retirement obligations in respect of the managed land in southern Africa.

We respectfully believe that further clarification of the above matters in our footnotes is not necessary.

Comment No. 20

SEC Staff Comments

Note 12 - Deferred Taxation, page F-53

20.
In view of the prohibition of classifying deferred taxes as current in the balance sheet, as noted in paragraph 70 of lAS 1, please tell us why you have presented a current classification of deferred taxes within the Note 12 disclosures.

Company’s Response to Comment 20

Paragraph 41 of FAS 109 requires that deferred tax assets and liabilities either be classified as current or non current based on the classification of the related non-tax asset or liability.

We did not provide this classification of deferred taxes on the face of the balance sheet, but included it within the Note 12 disclosures as this is our understanding of the additional disclosure requirement under paragraph 41 of FAS 109 pursuant to the requirements of Items 17 and 18 of Form 20-F.

Comment No. 21

SEC Staff Comments

Note 16 – Inventories, page F-58

21.
We read that certain inventories have been written down to net realizable value. Please tell us whether you incurred any impairment expense in the years presented in your financial statements, and consider clarifying this for your readers. If you incurred impairment expense, please tell us what consideration you gave to the various impairment disclosures required by paragraph 36 of lAS 2.

Company’s Response to Comment 21

In prior years inventory had been written down to net realizable value.  During fiscal 2006 the market price of specific inventory items had increased, necessitating the reversal of previously written down amounts.  US GAAP prohibits the reversal of previously written down inventory and as such we have recorded a US GAAP reconciling item (n) on page F-108 “Reversal of inventory write-downs”. We note your comment and will be more specific with the reasons for write downs and reversal of inventories in the future. We note your comment about further clarification and will change this prospectively to improve our disclosure, in particular relating to paragraphs 36 (e) and (g) of IAS 2.

In our 2007 Form 20-F we will provide the following additional disclosures:

“The expense that has been recognized in the income statement for inventory write down was US$ x million (2006 US$ x million).

Due to the increase in the pulp price and the increase in certain selling prices of our products, we have reversed impairment charges in respect of some of the inventory that was previously written down.”

Comment No. 22

SEC Staff Comments

Note 18 - Ordinary Share Capital and Share Premium, page F-60

22.	We note your tabular presentation of the movement in treasury shares and have the following comments:

•
Please explain to us the relationship between the share information presented in Note 18; the roll forward of ordinary shares in Note 19 and your calculation of weighted average shares outstanding in Note 7.

•
Please explain to us if or how the issuance of treasury shares to trust participants seen in Note 18 relates to the trust shares, share options, restricted shares, performance shares and allocation shares activity seen on page F-86.

•	Tell us what consideration you gave to clarifying the above matters for your readers.

Company’s Response to Comment 22

a.           Notes 18, 19 and 7 relationships

Note 18, discloses a movement in treasury shares of 1,123,153 shares.  This movement in treasury shares was used in the weightings on a time basis in the calculation of 226.2 million shares as disclosed as the weighted number of shares in Note 7.

	Shares
Issued share capital	239,071,892	Note 18
Treasury shares	(12,077,861)	Note 18
	226,994,031

	Shares in millions
Shares rounded to millions	227.0
Number of ordinary shares	225.9	Note 19
Difference	1.1

There was a clerical error in Note 19.  The Statement of changes in equity should reflect 1.1 million shares on the line “Share buybacks less transfers to the Sappi Limited Share Incentive Trust” and the total “Balance at September 2006” should reflect 227 million shares.  This has no impact on the balance sheet or on the EPS calculations, only the number is incorrect in the reconciliation in note 19.  We respectively request that we be permitted to correct Note 19 “Reconciliation of changes in Equity” prospectively in our fiscal 2007 Form 20-F.

b.           Note 18 and F-86 relationships

The relationship between Note 18 on F-60 and note 30 on F-86 is reconciled as follows:

	Shares
Share options - Paid for/released	610,303	Note 30
Allocation Shares - Paid for/released	527,300	Note 30
	1,137,603
Trust shares forfeited and released (1)	(30,450)
Restricted shares (2)	16,000
Total treasury share movement for fiscal 2006	1,123,153	Note 18

(1)
The number of trust shares, which are not subject to credit sales, per footnote “***” in note 30 was 803,465 in 2006 and 773,012 in 2005, which means that 30,453 Trust shares were forfeited and released during fiscal 2006.  (3 shares were inadvertently omitted.)

(2)
The total number of restricted shares paid for/released in Note 30 is 38,500.  However, the treasury stock only contributed 16,000 of these restricted shares.  22,500 were bought on the JSE Limited (Johannesburg Stock Exchange).  The JSE Limited did not allow the company to use treasury shares for the 22,500 shares and instructed the company to buy these shares on certain specific days on the stock exchange at the then ruling market price.

c.           Clarification

We will include in future filings the table in b. above reconciling the number of shares in note 30 to note 18, so as to clarify these matters for our readers.

Comment No. 23

SEC Staff Comments

23.
We read at the bottom of page F-61 that the net after tax loss on sale of treasury shares to participants was written off against share premium. Please explain to us what you mean by the loss on sale of treasury shares, and with reference to your accounting policy at the top of page F-27, explain to us how such a loss is calculated and recorded. Also tell us what consideration you gave to clarifying this for your readers.

Company’s Response to Comment 23

The loss on the sale of treasury shares is actually a shortfall and is the difference between the cost of acquiring the treasury shares and the strike price of the share that the Sappi Limited Share Incentive Trust participant pays for the share.

When the treasury shares are purchased the consideration paid is recognized as a change to equity as stated in the accounting policy.  The strike price received from the participants of the Trust effectively reduces this cost which is credited to equity.  The accounting policy describes that the remainder of costs of acquiring treasury shares (being the net of shares acquired and loss on sale of the treasury shares) is presented as a deduction from ordinary share premium on page F-27.

In terms of IAS 32 paragraph 33, all profits and losses from the sale of treasury shares should be recognized directly in equity.

We will in future change the terminology from “loss” to “shortfall” and from “gain” to “excess” in order to make it clearer for our readers.

Comment No. 24

SEC Staff Comments

Note 22 - Other Non-Current Liabilities, page F-69

24.
We note that you have a land restoration obligation. Please explain to us what this obligation represents, and tell us how you are accounting for this obligation under IFRS and US GAAP, including the accounting guidance upon which you are relying. Also tell us how you determined that no additional disclosures related to this obligation were needed.

Company’s Response to Comment 24

The land restoration obligation relates to landfill sites in our North American operations.  For IFRS these obligations are accounted for under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities; and for US GAAP under SFAS 143, Accounting for Asset Retirement Obligations.

The obligation is comprised of closure and post-closure obligations. Closure obligations include installation of synthetic and natural clay liners, compacted soil layers, gas collection systems and topsoil/grass over areas of a landfill where waste is no longer being received.  Post-closure costs represent future estimated costs related to monitoring and maintenance of a solid waste landfill, after a landfill facility ceases to accept waste and closes. Post-closure activities are expected to be incurred for periods mandated by state regulations which is generally for a term of 20 to 30 years after final closure of a landfill. These costs are accrued as asset retirement obligations with a corresponding increase in the landfill asset and are based on estimates of the discounted cash flows associated with performing these activities.  Based on input from engineers, accounting personnel and consultants, the company estimates its future cost requirements for closure and post-closure monitoring and maintenance in terms of interpretations of the applicable federal and state environmental rules and regulations.  These reviews are performed at least annually.

Revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

Under IFRS, we measure changes in the liability resulting from revisions in the estimate of the timing or amount of the undiscounted cash flows or changes in the discount rate as an adjustment to the liability with a corresponding adjustment to the total cost of the related long-lived asset. Changes in the measurement of the liability due to the passage of time (accretion of the discount) are included in the income statement.

The discount rate applied to the obligation is adjusted at each reporting date and reflects the current market based discount rate.

Under US GAAP, subsequent changes resulting from revisions to the timing or changes to the original estimate of the undiscounted cash flows are essentially layered on top of the original liability obligation.  Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate.  Downward revisions in the amount of undiscounted estimated cash flows are to be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized.

We measure changes in the liability for the obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period with a corresponding adjustment included in the income statement. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability, or portion thereof, was initially measured.

We have not included a reconciling item between IFRS and US GAAP because any differences in the asset retirement obligation that results from changes in the determination of the discount rate was not material.  We did not provide further disclosures about our land restoration obligations and the related landfill assets in North America as they are not material to the company’s financial position or results of operations.

Comment No. 25

SEC Staff Comments

Note 26 – Commitments, page F-75

25.
We note your disclosure of unconditional purchase obligations in your table of contractual obligations on page 72. We also note your discussion of various supply contracts for wood and energy on pages 31 and 32. Please tell us what consideration you gave to discussing and quantifying these commitments in your footnotes.

Company’s Response to Comment 25

These commitments were quantified and disclosed as Purchase Obligations included within the table of contractual obligations.  Footnote (3) on page 72 states that these purchase obligations relate to obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services.

Comment No. 26

SEC Staff Comments

Note 27 - Contingent Liabilities, page F-76

26.
We read on page 75 that most of your insurance is placed with your captive insurance company, which in turn reinsures the vast majority of the risk with third parties. We also note from your disclosures on pages 75 and F-24 that you have some self-insurance for property damage and for workers’ compensation. Please tell us what consideration you gave to quantifying in your footnotes your self-insurance limits and any insurance amounts that your captive insurance company has not reinsured with third parties, as we believe this would be useful information to your readers. Refer to paragraph 86 of lAS 37.

Company’s Response to Comment 26
Our captive insurance subsidiary is consolidated into the Group’s results.  Once an event has occurred that impacts the self insurance, either the liability is raised or the asset is expensed.  In terms of paragraph 86 of IAS 37 a contingent liability would only occur once an insurable event happens and only if the liability is not raised or the asset not expensed.  We do not believe any additional footnote contingent liability disclosure is required for an event that has not yet happened which could lead to the potential recognition of liabilities.  We believe that adequate disclosures of the self insurance levels have been made on page 75 for the Form 20-F.

Comment No. 27

SEC Staff Comments

Note 28 - Post-Employment Benefits – Pensions, page F-77

27.
We note your disclosure on page P-79 of the actual return on plan assets. Given that you disclose the expected return on plan assets as a percentage of assets and by geographical location, please tell us what consideration you gave to disclosing your actual return on plan assets in a similar format, as we believe this would be useful to your readers.

Company’s Response to Comment 27

IFRS requires the disclosure of the actual return on plan assets.  We did consider disclosing this information geographically and as a percentage of assets, but as it is not a requirement to do so, we disclosed it in total for the group.  However, as it may prove useful to our readers, we will in future disclose this information geographically and as a percentage of assets.

Comment No. 28

SEC Staff Comments

Note 30 - Share-Based Payment, page F-83

28.
We note your presentation of “restricted shares” in the table on page F-86. Please tell us, and tell us what consideration you gave to disclosing, the general terms and conditions related to these shares, as you do not appear to have addressed these shares earlier in this footnote. Refer to paragraph 45(a) of IFRS 2.

Company’s Response to Comment 28

The number of restricted shares in relation to the total share based payment shares is very low, representing 0.6% of the total share-based payment shares and at a share-based payment expense of less than US$0.1 million and it is considered immaterial.  It is for this reason that restricted shares are not addressed earlier in the footnote 30.

Comment No. 29

SEC Staff Comments

29.
We note that throughout Note 30 and Note 35, when you discuss your share-based payments, you appear to use the term “options” to refer to both share options, as that term is defined in IFRS 2, and share awards that are issued for no cash consideration, such as your performance shares and restricted shares. Please explain to us why you believe your use of the  term “options” to refer to all share-based payment awards is appropriate, and help us to understand how your disclosures that provide combined information for both options and share awards satisfy the disclosure requirements of IFRS 2 and SFAS 123R.

Company’s Response to Comment 29

We have different types of share awards (including options and performance shares) in two different share incentive plans.  We endeavoured to simplify these disclosures from a reader’s point of view.  In our opinion, we have met the requirements of paragraph 44 of IFRS 2, namely “An entity shall disclose information that enables users of the financial statements to understand the nature and extent of share-based payment arrangements that existed during the period”.  We have reviewed the requirements of paragraphs 64 and A240/1 of FAS 123(R) and respectively believe that we have met the disclosure requirements contained in the standard.

We will however, enhance the disclosure for fiscal 2007 and adjust our terminology to be more precise in referencing awards in order to avoid any confusion.

Comment No. 30

SEC Staff Comments

30.	We note your disclosure of the assumptions used to value options granted at the top of page F-88 and have the following comments:

•	Please tell us what consideration you gave to disclosing the expected life of your options. Refer to paragraph 47(a) (i) of IFRS 2.

•
Based on your disclosures on page F-86, we assume that your disclosures at the top of page F-88 for “Issue 30” represent your grant of performance shares rather than share options. Please confirm our assumption, if true, and tell us what consideration you gave to clarifying this to your readers. Also tell us whether your disclosures related to “Issue 29” solely relate to options or also include the performance share and restricted share awards that were issued in fiscal year 2005.

•	Please explain to us the difference between the “number of shares offered” as disclosed on page F-88 and the number of options and other share awards “offered and accepted” in the table on page F-86.

•	Please explain to us the difference between the “percentage expected to vest” and the “expected percentage of vesting,” and tell us what consideration you gave to clarifying this for your readers.

Company’s Response to Comment 30

a.           Expected life of options

On page F-88 we have disclosed the assumptions utilised to determine the fair value of the options granted in the financial period.  We disclosed the vesting period, being 4 years, which is also our estimate of expected life and the assumptions used in applying the Black Scholes model.  We will make this clear in future filings.

b.           Issues 29 and 30

We confirm your assumption that the disclosure on page F-88 for “Issue 30” represents performance shares rather than share options.

We believe this would be clear for our readers because, at the bottom of page F-87, the shares having the same issue date are stated as having performance vesting conditions.  In future filings we will include a footnote stating that they have been issued in terms of the performance plan.

For “Issue 29” a combination of share options and performance shares were granted.  The disclosure on page F-88 refers to the share options granted.  On page F-87 the readers can identify that a combination of share options and performance shares were granted.  In future filings we will include a footnote clarifying the disclosure on F-88 for our readers.

c.           Number of shares offered

For issue 30 the difference between 1,883,400 shares on page F-88 and 1,916,400 shares on page F-86 is 33,000 shares, which were included in the “returned lapsed and forfeited” on page F-86.

For issue 29 the difference between 1,925,400 on page F-88 and 1,970,400 on page  F-86 is 45,000 shares, which were included in the “returned lapsed and forfeited” on page F-86.

d.           Percentage vesting

The “Percentage expected to vest” for performance issue 30 is the proportion of shares that are expected to vest and be given to employees, based on Sappi’s relative performance compared to its peers.

The “Expected percentage of vesting” is the proportion of shares that is likely to be taken up by the employees when the options vest.  In order to provide more clarity for our readers we will prospectively change this to read “Expected percentage of issuance”.

Comment No. 31

SEC Staff Comments

31.
We note your discussion on page F-61 of certain shares that have been issued to Trust participants but not yet paid for. We also note your inclusion of loans to the Sappi Limited Share Incentive Trust participants within the detail of other non-current assets in Note 15, and your discussion of “Trust shares” that are pledged as security for payment of debt at the bottom of page F-83. We have the following comments:

•	Please tell us whether the loans to holders of these Trust shares provide recourse to any assets of the employees other than the pledged Trust shares.

•
Please explain to us, with reference to the specific accounting guidance upon which you relied, how you account for the issuance of these Trust shares and the related loans to employees under both IFRS and US GAAP. If there is a GAAP difference, please tell us where you have addressed this difference in Note 35.

•	Please tell us what consideration you gave to clarifying your accounting for these Trust shares and the related loans.

Company’s Response to Comment 31

a.           Security for loans to holders of Trust shares

The loans to holders of the Trust shares are secured only by the Sappi Limited shares held as security for the loan.  Should the participant of the Trust not repay the loan, then the shares are forfeited to the Trust to settle the loan debt.  The Trust has no security over any other assets of the employees; however in certain situations, the Trust can instigate legal proceedings against the employee to recover any shortfall in the value of the shares.

As Sappi has not always enforced its right under these recourse loans and on certain cases has reserved its right, they have been treated as with non-recourse for US GAAP purposes.  This is included in our US GAAP reconciliation on page F-108 and F-109 as part of reconciliation item (j) and is explained in (j.1) on F-106.

b.           Accounting for Trust shares

In terms of guidance in SFAS 123, this was accounted for as a modification to the original shares issued in terms of the credit sale scheme (an additional cost has been recognized for the change in the terms of the credit sale).  The credit sale scheme is where the employee receives a loan which is secured by shares that are registered in the employee’s name.  In terms of SFAS 123 – the difference between the fair value of the option originally granted and the re-pricing of the credit sales has been treated as an additional stock based compensation.

In terms of how we accounted for the trust shares under IFRS, the majority of the Trust shares were issued prior to 7 November 2002. Therefore, in terms of the transitional provisions of IFRS 2 paragraph 53, these trust shares are not required to be accounted for in terms of IFRS 2. As such, we have not changed the accounting for these from recourse to non-recourse loans, as under US GAAP in terms of SFAS 123 (R). The disclosure of the loan therefore remains on balance sheet for IFRS reporting purposes.

c.           Clarification of accounting for Trust shares

We will enhance, in future filings, our disclosure on accounting for these trust shares and related loans, specifically the reasons giving rise to a difference between IFRS and US GAAP.

Comment No. 32

SEC Staff Comments

Note 35 - Summary of Differences between IFRS and US GAAP, page F-101

32.
We note your narrative explanation of the adjusting items in your reconciliation between IFRS and US GAAP. Your current explanation of these adjusting items provides general descriptions of the accounting for certain types of transactions under both IFRS and US GAAP. Please revise future filings to provide a more detailed explanation of the specific terms of your transactions that give rise to these differences, and consider referring your readers to any other footnotes that contain additional discussion of these transactions. We believe this will provide a more meaningful explanation of the material variations between IFRS and US GAAP, as contemplated by Item 17(c) (2) of Form 20-F.

Company’s Response to Comment 32

The company undertakes to revise future filings to provide a more detailed explanation of the specific terms of transactions that give rise to material differences between IFRS and US GAAP and provide cross-references to any other footnotes that contain additional discussion of these transactions.

Comment No. 33

SEC Staff Comments

33.
We read in Note 35(b) (2) that prior to the adoption of IFRS, either fair value or book value could be assigned to the acquired assets and liabilities. However, your accounting policy for goodwill an page F-17 of your 2005 Form 20-F appears to indicate that you valued acquired assets and liabilities at fair value. You also appear to indicate this in your explanation of the treatment of goodwill under IFRS on page  F-104. Please explain to us in more detail how you valued acquired assets and liabilities prior to the adoption of IFRS and better explain the resulting GAAP difference. If you valued certain acquired assets and liabilities at fair value and other acquired assets and liabilities at book value, please explain to us why you did not apply one method consistently.

Company’s Response to Comment 33

Please refer to the response to comment 2.

Comment No. 34

SEC Staff Comments

34.
We read in Note 35(b) (4) that under IFRS positive goodwill was required to be amortized. The meaning of this statement is unclear, as we note from page F-17 of your 2005 Form 20-F that goodwill was not amortized under SA GAAP but rather was tested annually for impairment and we note that goodwill is not amortized under IFRS 3. Please explain to us in more detail how you accounted for goodwill under SA GAAP and better explain the resulting GAAP difference.

Company’s Response to Comment 34

Please refer to the response to comment 2.

Comment No. 35

SEC Staff Comments

35.
We note your discussion of accounting for plantations in Note 35(g). We read that under US GAAP, you capitalize as part of your cost of plantations all expenditures incurred on acquisition, forestry development, establishment and maintenance, and finance charges. Please tell us the accounting guidance that you relied upon in determining that it was appropriate to capitalize these costs. Also explain to us how you calculate your depletions under US GAAP, and tell us how you determined you did not need disclose your US GAAP depletion accounting policy.

Company’s Response to Comment 35

Under US GAAP, plantations have been treated as long-lived assets, which require the capitalisation of costs (inclusive of interest) relating to plantations during the reporting period.  The cost of depletions is recorded in cost of sales, which includes an element of previously capitalised costs.  Depletions are the amount of costs previously capitalised, and included in the carrying value of plantations under US GAAP as applied.

We respectfully refer the Staff to the company’s responses to comment 6 (c) of the Staff’s comment letter dated July 28, 2004 on the US GAAP accounting for plantations.

Our annual financial statements are presented in terms of IFRS and are reconciled to US GAAP with the appropriate additional footnote disclosure provided where necessary to comply with Item 17 and Item 18 disclosures.  The differences between IFRS and US GAAP are stated in Note 35.  As such a set of US GAAP accounting policies are not included in our annual financial statements.

Comment No. 36

SEC Staff Comments

36.
We note your discussion of the re-pricing of stock options in Note 35(j) (1) and your discussion under US GAAP accounting of the conversion of recourse loans to non-recourse loans and variable plan accounting. Please explain to us in more detail the terms of the specific transactions that gave rise to this GAAP difference and how you accounted for these transactions under US GAAP. Also explain to us why there is no difference in stockholders’ equity that results from this GAAP difference.

Company’s Response to Comment 36

Please refer to our response to comment 31.

In addition there is no difference in stockholders equity, as the share based payment expense is recognised in the income statement (ultimately equity) with the corresponding credit being recognised in equity.  There is therefore no equity difference.

Comment No. 37

SEC Staff Comments

37.
We note your discussion of net presentation versus gross presentation of assets and liabilities in Note 35(l). Please explain to us in detail the transactions that result in this GAAP difference, including an explanation of the three party netting agreements.

Company’s Response to Comment 37

A subsidiary of Sappi Limited and a South African financial institution entered into a lease and lease back arrangement in 1998.

The subsidiary leased certain equipment to the financial institution in terms of a 15 year head-lease. On the same date, the financial institution leased the same equipment back to the subsidiary in terms of a 10 year sub-lease, and issued promissory notes to evidence their obligation in terms of the head-lease, which were discounted with a third party company.

At the termination of the 10 year period of the sub-lease, the subsidiary will hire the equipment for 5 further periods of 1 year each. The subsidiary and financial institution also entered into a deposit facility agreement in terms of which the subsidiary deposits funds with the financial institution for a period of 5 years as security for the rental payments.

Both the head-lease and the sub-lease are governed by the same country’s law. The transaction was undertaken to partly fund an expansion at the subsidiary’s mill in a cost-effective manner.

In terms of paragraph 42 of IAS 39 a financial asset and a financial liability shall be offset and the net amount presented in the balance sheet when and only when, an entity:

(a)	currently has a legally enforceable right to set off the recognized amounts; and

(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In terms of (a) above, the company believes that it has a legally enforceable right to set off the recognized amounts.

In terms of (b) above, Sappi will settle on a net basis.

In order to apply a set-off according to the terms of IAS 39 the subsidiary must have a legally enforceable right to set-off the amounts payable by it to the financial institution with regards to the sub-lease, against the amounts payable to it by the financial institution with regards to the deposit facility agreement.

We believe each of the four following requirements for set-off are met in the above transaction:

•	the debts must be of the same nature, that is, both expressed in money;

•	the debts must be liquidated, that is, their exact money value must be certain;

•	the debts must be fully due; and

•	the debts must be payable by and to the same persons in the same capacities.

Comment No. 38

SEC Staff Comments

38.
We note your discussion of the derecognition of financial assets in Note 35(m). Please explain to us in detail any transactions for which you believe there is a GAAP difference between IFRS and US GAAP for the derecognition of financial assets, including the accounting guidance upon which you are relying.

Company’s Response to Comment 38

Please refer to the Company’s response to SEC Staff Comment number 13 above for details of transactions for which we believe there is a GAAP difference between IFRS and US GAAP for the derecognition of financial assets.

The accounting guidance upon which we relied is the same as that mentioned in our reply to comment 13.

Comment No. 39

SEC Staff Comments

Reconciliation of Loss to US GAAP, page F-108

39.
We note your presentation of loss per share under US GAAP. With reference to the specific accounting literature upon which you relied, please explain to us why your weighted average number of shares outstanding differs from that seen in Note 7. Tell us how you determined you did not need to explain this difference in your footnote.

Company’s Response to Comment 39

The weighted average number of shares in terms of IFRS differs to that in terms of US GAAP because of the following:

With reference to EITF 85-1: Receivable from sale of stock, and Staff Accounting Bulletin Topic 4: Equity Accounts, the opinion which is consistent with Rule 5-02.30 of Regulation S-X, requires that amounts loaned to participants to purchase the company’s shares where the shares are held as security for the repayment of the loan should be reported as a reduction to shareholders' equity.

The US GAAP weighted average number of shares was reduced by the number of shares held by the participants as “Trust Shares” for which the participants still have a loan from the Trust and the shares in question are held by the Trust as security for the repayment of the loan.  These shares are not included in the total shares in issue.

While the reason for the US GAAP difference is explained in (d) of the Summary of differences between IFRS and US GAAP on page F-105, we are aware that the explanation does not include reference as to why the different weighted average number of shares is being used. The company undertakes to revise future filings to explain in more detail, the reason for using different weighted average number of shares for calculating earnings per share under US GAAP.

Comment No. 40

SEC Staff Comments

Reconciliation of Shareholders’ Equity to US GAAP, page F-109

40.	Please provide us with a statement of changes in equity, similar to that seen in Note 19 and for the same periods, on a US GAAP basis.

Company’s Response to Comment 40

Set out below is a US GAAP statement of changes in equity, prepared on a similar basis to that in Note 19, and for the same periods.

Shareholders
equity
US$ million

Balance - September 2004 **	1,991
Share -based payment	13
Share buybacks less transfers to Sappi Limited Share Incentive Trust	(14)
Net loss	(345)
Other comprehensive income	14
Minimum pension liability	(16)
Cumulative translation adjustment	30
Dividends - US$0.29 per share *	(68)

Balance - September 2005	1,591
Share-based payments	8
Share buybacks less transfers to Sappi Limited Share Incentive Trust	5
Net loss	(116)
Other comprehensive income	(64)
Minimum pension liability	63
Cumulative translation adjustment	(127)
Dividends - US$0.30 per share *	(68)

Balance - September 2006	1,356

*	Dividends relate to the previous financial year's earnings but were declared subsequent to year-end.

**
The total shareholders equity at the end of September 2004 reported on Form 20-F for 2004 and as a comparative figure for 2005 was US$ 1,979 million, this has been increased by US$ 12 million which affected the 2004 and 2005 financial periods. This is disclosed and discussed on the 2006 20-F page F-109. The discussion on page F-109 only refers to the 2005 financial period because only one comparative year was disclosed. However this affected the 2004 reconciliation of shareholders equity.

Comment No. 41

SEC Staff Comments

41.	Please explain to us why there is no adjusting item to shareholders’ equity on page F-109 for differences in recognizing stock compensation expense.

Company’s Response to Comment 41

Stock compensation expenses are recognised in the income statement (ultimately equity) with the corresponding credit being recognised in equity.  There is therefore no adjusting item to shareholders equity as a result of this transaction.

Comment No. 42

SEC Staff Comments

Adoption of FAS 123R, page F-110

42.
Please tell us where you have provided the disclosures required by paragraph 77 of SFAS I23R. In this regard, in the year of adoption under the modified retrospective method, you should quantify the adjustments made to the beginning balances of each of paid-in capital, deferred taxes, and retained earnings to reflect the results of modified retrospective application to those prior years not presented in your audited financial statements.

Company’s Response to Comment 42

There were no recognised taxation benefits received on the stock options and therefore there were no amounts recognised in Other Comprehensive Income. We are aware of the requirements of paragraph 77 of SFAS 123R.  We do not believe that Items 18 and 17 (c) (2) (ii) require us to reconcile individual components of shareholders’ equity in our financial statements.

Comment No. 43

SEC Staff Comments

FORM 6-K FILED AUGUST 8, 2007

43.	We note from your balance sheet that your interest-bearing borrowings have changed since September 2006. Please tell us what consideration you gave to paragraph 16(e) of lAS 34.

Company’s Response to Comment 43

We have rechecked the 2006 interest-bearing borrowings as reflected in the Form 6-K filed August 8, 2007 and these conform to the 2006 interest-bearing borrowing as reflected in the 2006 Form 20-F.  The movement in the net debt position from September 2006 to December 2006 and from December 2006 to March 2007 was explained in page 3 as per the Form 6-K’s furnished on February 7, 2007 and May 9, 2007 respectively. We do not believe that the movement in the quarter from March 2007 to June 2007 was material to the understanding of the quarter’s results and therefore did not explain this movement.

Comment No. 44

SEC Staff Comments

44.
Please refer to your interim cash flow statement on page 12. We note that your presentation of cash flows generated by operating activities starts with operating profit/loss and adjusts that number for various items. Please explain to us how you determined it was appropriate to adjust operating profit to calculate your operating cash flows under IAS 7 and IAS 34. We note that your presentation of cash flows generated by operating activities in your Form 20-F adjusted after-tax profit/loss to calculate operating cash flows.

Company’s Response to Comment 44

In considering the requirements of IAS 7 and IAS 34 with regard to operating activities, we believe the main headings for operating activities are (a) cash generated by operations, (b) movement in working capital, (c) net finance costs, (d) taxation paid and (e) dividends paid. These headings have been included in both the interim cash flow and the cash flow as disclosed in the 2006 Form 20-F.

We believe that the presentation of cash flows generated by operating activities in the interim cash flow statement provides concise information to the readers of our interim results in a manner which is both clear and in accordance with the indirect method referred to in paragraph 20 of IAS 7. We note that profit or loss is not specifically defined in IAS 7.

If you would like to discuss any of the Company’s responses to the comments, please contact the undersigned.

In addition to addressing the above SEC staff comments, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F and Form 6-K.  We further acknowledge that, despite SEC staff comments and the Company’s changes to disclosure in response to such comments, the SEC retains the right to take action on the filings, and the staff’s position is that comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Yours faithfully,

By: /s/ L.J. Newman
_________________________________
Mr. Laurence Newman
Group Financial Controller
Sappi Limited

Direct telephone number + 27 11 407 8079,  direct fax number + 27 11 403 8854
Copy to:

Jennifer Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Mr. Roeloff Boëttger
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr. Mark Thompson
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Paul Michalski, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
United States of America

Mr. Michael Comber
Deloitte & Touche
Private Bag X6
Gallo Manor
2052
Republic of South Africa